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FEB 14 2022

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SEC FILE NUMBER
8-68474

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CVCapital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

505 Hamilton Avenue, Suite 330
(No. and Street)

Palo Alto	CA	94301
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Helene Berson	415-203-3960	hbersoncpa@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Parkway, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

10/20/03	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bin Yang, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CVCapital Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attached Notary Jurat Certificate

Signature: [signature]

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of SANTA CLARA

Subscribed and sworn to (or affirmed) before me on

this 07th day of FEBRUARY, 20 22, by
Date *Month* *Year*

(1) BIN YANG

(and (2) ________________),
Name(s) of Signer(s)

TRUC M. OLIVAR
Notary Public - California
Santa Clara County
Commission # 2336697
My Comm. Expires Oct 30, 2024

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ________________
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: OATH OR AFFIRMATION

Document Date: 07th FEBRUARY 2022 Number of Pages: 1

Signer(s) Other Than Named Above: ________________

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD · SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CVCapital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CVCapital Securities, LLC (the "Company") as of December 31, 2021, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements") filed pursuant to Rule 17a-5. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as CVCapital Securities, LLC's auditor since 2018.

Denver, Colorado
February 4, 2022

CVCapital Securities, LLC
Statement of Financial Condition
December 31,2021

ASSETS

Cash	$ 1,951,067
Accounts receivable	11,890
BD license	31,745
Prepaid expense and other	4,666
Total assets	$ 1,999,368

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 9,779
Commission payable	386,601
Total liabilities	396,380
Member's Equity	1,602,988
Total liabilities and member's equity	$ 1,999,368

The footnotes are an integral part of the financial statements.

CVCapital Securities, LLC
Statement of Operations
For the year ended December 31, 2021

Revenue	
Advisory fees	$ 3,636,890
Interest	693
Total Income	3,637,583
Expenses	
Commissions	1,817,851
Rent (related party)	147,776
Administrative (related party)	125,946
Professional fees	63,538
Regulatory dues and feess	9,147
Business taxes	6,800
Travel (related party)	3,600
Other Expenses	4,440
Total Expenses	2,179,098
Net Income	$ 1,458,485

The footnotes are an integral part of the financial statements.

CVCapital Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31,2021

Beginning of Period	$ 144,503
Contributions	0
Distributions	0
Net Income	1,458,485
End of Period	$1,602,988

The footnotes are an integral part of the financial statements.

CVCapital Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities:		
Net income	$	1,458,485
Change in operating assets and liabilities:		
Accounts receivabe		(11,890)
Prepaid expense and other assets		(1,644)
Accounts payable		6,714
Commissions payable		374,100
Deferred income		(100,000)
Net cash provided by operating activities		1,725,765
Cash flows from financing activities:		
Distributions		0
Net cash used by financing activities		0
Net increase in cash		1,725,765
Cash, beginning of year		225,302
Cash, end of year	$	1,951,067
Supplemental information:		
State taxes paid		$ 6,800

The footnotes are an integral part of the financial statements.

NOTE -1SUMMARY OF SIGNIFCANT ORGANIZATION AND ACCOUNTING POLICIES

The accounting principles followed by CVCapital Securities, LLC ("Company") and the methods of applying those principles that materially affect the determination of its financial position, results of operations and cash flows are summarized as follows:

Organization

On July 21,2014, CVCapital U.S., Inc. ("the Parent Company") a California limited liability company acquired Reliquid Capital Network, LLC. The company was granted continuing membership with FINRA on March 18, 2015. On April 13, 2015 the Company filed for a California limited liability company. The Company has adopted a calendar year end.

Description of Business

The Company, located in Palo Alto, California, is a broker and dealer in securities and is registered with the Securities and Exchange Commission ("SEC").

The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company does not hold customer funds or safe keep customer securities. For the year ended December 31, 2021, the Company is not exempt from the provision of Rule 15c3-3. The Company is relying on Footnote 74 to SEC Release 34-70073.

The Company provides financial advisory and consulting services for mergers, acquisitions, divestitures, private placements of debt and equity in addition to valuation services and analysis.

Transaction fees related to mergers acquisition, finders and financing fees are recognized upon closing of the related transaction. Advisory income is recognized as services are provided. Interest income is recognized when earned.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission and consulting fee revenues are recognized by the Company when the services are completed and earned.

Accounts Receivable

Effective January 1, 2020, The Company adopted the provision of Accounting Standards Update 2016-13, *Financial Instruments - Credit Losses (Topic 326)*, which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. The Company records accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services. No interest or penalties are recorded on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received. Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The Company adopted the provisions of this standard using a method to estimate the allowance for doubtful accounts that considered both the aging of our accounts receivable and the projected loss rate of our receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. At December 31, 2021 the Company had $11,890 of accounts receivable. The adoption of the standard did not have a material impact on the Company's Financial Statements.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Business Concentration
The Company earned revenue from two major customers that accounted for one hundred percent of their success fee.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expense during the reporting period. Actual results could differ from management estimates.

Income Taxes
The Company is a limited liability company that has elected to be taxed as a partnership by the Internal Revenue Service. As such, the Company does not record a provision for federal income taxes because its members report their share of the Company's income or loss on their income tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. States. The Company is not subject to income tax return examinations by major taxing authorities for years before 2018. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of any changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2021.

Leases
In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), which requires lessees to recognize on the balance sheet a right-of-use asset and a lease liability for most lease arrangements with a term greater than one year. The new standard also requires new disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. ASU 2016-02 is effective for public companies for fiscal years beginning after December 15, 2018. Early adoption is permitted. The amendments in this update should be applied using a modified retrospective approach. The application of this standard did not have a material effect to the company's financial statements. The company shares office space with its parent company and its share of the office rent is covered by the expense-sharing agreement.

NOTE 2 – MEMBERS' CAPITAL
The Company is a limited liability company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by members may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest.

NOTE 3-NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or distribution paid. At December 31, 2021, the Company had regulatory net capital of $1,554,687 which was $1,528,262 above the minimum requirement of $26,425.

NOTE 4-RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent Company. Under this agreement, the Company pays its Parent for Rent, Administrative and Travel expenses provided at an agreed upon monthly amount subject to changes. For the year ended, December 31, 2021, the amount paid to the Parent was $277,322, and is reported as rent, travel, and administrative expenses in the statement of income.

NOTE 5-COMMITMENTS AND CONTINGENCIES

CVCapitalSecurities, LLC does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

NOTE 6 – RISK AND UNCERTAINTIES

The global pandemic caused by Covid-19 developed rapidly in 2020 and 2021 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advise. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

NOTE 7-SUBSEQUENT EVENTS

The Company has evaluated the events and transactions that occurred from January 1,2021 through the date that the financial statements were issued. No material events or transactions occurred during this period that would render these financial statements to be misleading.

Schedule I

CVCapital Securities, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

And Reconciliation of Net Capital Pursuant to SEC Rule 17a5(d)(4)

As of December 31, 2021

Net Capital:		
Total Member's Equity		$1,602,988
Less: Non-Allowable Assets:		
Accounts receivable		11,890
Prepaid expense and other		4,666
BD license		31,745
Total Non-Allowable Assets		48,301
Net Capital		**1,554,687**
Aggregate Indebtedness (AI):		
Accounts payable	9,779	
Commission payable	386,601	
Total Aggregate Indebtedness		396,380
Computation of basic net capital requirement, greater of:		
Minimum net capital required (6 2/3% of AI)		26,425
Minimum dollar requirement		5,000
Excess Net Capital		$1,528,262
Percentage of Aggregate Indebtedness to Net Capital		25.50%

The above computation of net capital pursuant to SEC Rule 15c3-1 does not differ materially from the computation as of December 31, 2021 included in the Company's unaudited Form X-17A-5, Part IIA.

Schedule II

CVCAPITAL SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

For the year ended December 31, 2021, the Company is not required to claim an exemption from the provision of Rule 15c3-3. The Company is relying on Footnote 74 to SEC Release 34-70073. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CVCapital Securities, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Footnote 74 of SEC Release 34-70073 in which (1) CVCapital Securities, LLC (the "Company") identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. 240.15c3-3 and (2) the Company stated that the Company met the identified provisions of Footnote 74 throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release 34-70073.

Spicer Jeffries LLP

Denver, Colorado
February 4, 2022

CVCAPITAL SECURITIES, LLC

EXEMPTION REPORT REQUIRED BY RULE 17a-5, 17 C.F.R.

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2021

CVCapital Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

We identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. §240.15c3-3. The Company met the identified provisions of Footnote 74 for the year ended December 31, 2021 without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

The Company hereby affirms that, to the best of its knowledge and belief, this Exemption Report is true and correct.

CVCapital Securities, LLC

By:

Name: Bin Yang

Title: President

Dated: February 4, 2022